UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

5 Basel Street

P.O. Box 3190

Petach Tikva

4951033 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Master Purchase Agreement

Teva Pharmaceutical Industries Ltd., a company organized under the laws of Israel (“Teva”), entered into a Master Purchase Agreement (the “Agreement”), dated as of July 26, 2015, with Allergan plc, a public company limited by shares organized under the laws of Ireland (“Allergan”).

Pursuant to the Agreement, following the satisfaction or waiver of certain conditions, Teva will purchase the global generics business and certain other assets of Allergan (the “Business”), including all of the equity interests of certain Allergan subsidiaries and all of the assets, property and rights of Allergan and its affiliates that are primarily related to or used primarily in connection with the Business, for a cash purchase price of $33.75 billion (the “Cash Consideration”), and $6.75 billion in unregistered restricted ordinary shares (or American Depository Shares with respect thereto) of Teva (the “Teva Shares”) the number of which will be based on the volume weighted average price of the Teva Shares for the twenty consecutive New York Stock Exchange trading days ending on July 31, 2015 (the “Transaction”). The Cash Consideration is subject to customary working capital and other adjustments. Teva expects to finance the Cash Consideration through a combination of new equity, debt financing and cash on hand. The Agreement also provides for payment to Allergan of 50% of the post-Closing net sales of Lenalidomide. These payments will be made on a quarterly basis beginning with the first calendar quarter end after the date of consummation of the Transaction (the “Closing”).

The Agreement contains customary representations and warranties made by Teva and Allergan. Teva and Allergan have also agreed to comply with covenants during the interim period between the date of the execution of the Agreement and the date of consummation of the Transaction (the “Closing”). Allergan is subject to certain “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties in connection therewith. Teva is obligated under the Agreement to use reasonable best efforts to secure a debt commitment letter relating to financing the Cash Consideration (the “Debt Commitment Letter”) no later than August 10, 2015, and to obtain the financing pursuant to the Debt Commitment Letter prior to Closing.

Consummation of the Transaction is subject to customary conditions, including, among others, (i) the absence of any law or order prohibiting the Transaction, (ii) expiration or termination of applicable waiting periods and obtaining certain regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act and European Union antitrust laws, (iii) absence of certain orders or legal proceedings under antitrust law of the United States or the European Union, (iv) the accuracy of representations and warranties set forth in the Agreement and compliance with covenants set forth in the Agreement, (v) the absence of any material adverse effect with respect to the Business or Teva and (vi) the execution and delivery of certain related documents, . In the Agreement, Allergan and Teva have agreed to cooperate fully and use their reasonable best efforts to consummate and make effective, at the time and in the manner contemplated by the Agreement, the Transaction.

The Agreement contains certain customary termination rights, including, among others, (i) the right of either Allergan or Teva to terminate the Agreement if the Closing has not occurred within twelve months of the date of the Agreement (the “Outside Date”), subject to certain conditions, provided that the Outside Date may be extended by up to an additional three months in certain circumstances, (ii) the right of Allergan, subject to certain conditions, to terminate the Agreement if Teva has not obtained the Debt Commitment Letter by August 10, 2015, and (iii) the right of Allergan, subject to certain conditions, in order to enter a definitive agreement with respect to an acquisition of Allergan.

The Agreement also provides that if the Agreement is terminated in certain specified circumstances, certain termination fees become payable. Under the terms of the agreement and subject to Allergan’s compliance with certain covenants, if the Agreement is terminated by Allergan due to Teva’s failure to obtain the Debt Commitment Letter, Teva will pay Allergan $2.5 billion. Under the terms of the agreement and subject to Allergan’s compliance with certain covenants, if the Agreement is terminated by Allergan or Teva under certain circumstances due to failure to obtain necessary approvals from antitrust authorities, then Teva will pay Allergan $1 billion. Under the terms of the agreement, if the Agreement is terminated by Allergan in order to enter a definitive agreement with respect to an acquisition of Allergan, Allergan will pay Teva $2.5 billion.

The foregoing description of the Transaction and the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference. A copy of the Agreement has been included to provide shareholders with information regarding its terms and is not intended to provide any factual information about Teva or Allergan.

The Agreement contains representations and warranties by Teva and Allergan as of specific dates. The representations and warranties reflect negotiations between the parties to the Agreement and are not intended as statements of fact to be relied upon by Teva’s shareholders; in certain cases, merely represent allocation decisions among the parties; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the

Agreement, which disclosures are not reflected in the Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. As such, the representations and warranties are solely for the benefit of the parties to the Agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in Teva’s public disclosures. Teva acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 6-K not misleading.

Stockholders Agreement

Upon the consummation of the Transaction and in connection with the issuance by Teva to Allergan of the Teva Shares, Teva and Allergan will enter into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement will impose certain restrictions on Allergan, including prohibiting transfers of the Teva Shares during a 12-month lockup period or to certain competitors of Teva and activist investors as defined in the Stockholders Agreement, as well as to customary standstill limitations. Allergan will agree to vote its Teva Shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation by Teva’s board of directors and in favor of persons nominated and recommended to serve as directors by Teva’s board of directors. Allergan will be entitled to customary demand and piggy-back registration rights.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Stockholders Agreement, which is filed as Exhibit 99.2 hereto, and is incorporated herein by reference. A copy of the Stockholders Agreement has been included to provide shareholders with information regarding its terms and is not intended to provide any factual information about Teva or Allergan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2015

TEVA PHARMACEUTICAL INDUSTRIES LTD.,

By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Master Purchase Agreement, dated as of July 26, 2015, by and between Allergan plc and Teva Pharmaceutical Industries Limited.

99.2	Form of Stockholders Agreement, by and between Allergan plc and Teva Pharmaceutical Industries Limited.

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